

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 13, 2009

<u>Via U.S. Mail and Fax</u>

Gary N. Hokkanen
Chief Financial Officer
Gate To Wire Solutions, Inc.
3565 King Road, Suite 102
King City, Ontario, L7B 1M3, Canada

> **RE:** **Gate To Wire Solutions, Inc.**
> **Item 4.01 of the Form 8-K**
> **Filed October 6, 2009**
> **File No. 0-28506**

Dear Mr. Hokkanen:

We have reviewed Item 4.01 of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so that we may better understand your disclosure. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please amend your Form 8-K to include all applicable information as required by Item 304 of Regulation S-K with respect to the resignation or dismissal of the former independent accountant and appointment of new independent accountant. Please refer to Item 4.01 of the Form 8-K.

Please include in your amend Form 8-K, the required letter from your former auditor stating whether it agrees with the statements made by the Company in response to the Item 304(a) of Regulation S-K and if not, stating the respect in which it does not agree. Please refer to Item 303(a) (3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or me, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the Form 8-K.

Sincerely,

Terry French
Accountant Branch Chief